

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Huifeng Chang
Director and Chief Financial Officer
Canadian Solar Inc.
545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6

   Re: Canadian Solar Inc.
     Form 20-F for the Year Ended December 31, 2021
     Filed April 28, 2022
     File No. 001-33107

Dear Huifeng Chang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing